                Morgan Stanley Global Opportunity Bond Fund, Inc.

Item 77.C. Matters Submitted to a Vote of Security Holders

     At a Special Meeting of Stockholders held on November 18, 2009, the stockholders of Morgan Stanley Global Opportunity Bond Fund, Inc. ( the
""Fund""), approved an Agreement and Plan of Reorganization between the Fund and
Morgan Stanley Emerging Markets Debt Fund, Inc.

For: 2,093,742    Against: 38,081    Abstain: 37,424